Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated June 1, 2009

The ARNs are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together, the “Note Prospectus”). Investing in the ARNs involves a number of risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement ARN-2. The ARNs:

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, MLPF&S is acting as our selling agent. MLPF&S will not receive any commission in connection with the sale of the ARNs.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Selling discount	$0.00	$
Proceeds, before expenses, to Bank of America Corporation	$10.00	$

*Depending on the date the ARNs are priced for initial sale to the public (the “pricing date”), which may be in June or July 2009, the settlement date may occur in June or July 2009 and the maturity date may occur in June or July 2011. Any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change as specified above.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “S&P GSCI™”, and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use in this offering by our subsidiary, MLPF&S. The ARNs are not sponsored, endorsed, sold, or promoted by S&P and S&P makes no representation regarding the advisability of investing in the ARNs.

Merrill Lynch & Co.

June     , 2009

Units

Accelerated Return Notes®

Linked to the S&P GSCI™ – Excess Return,

due June , 2011

$10 principal amount per unit

Term Sheet No.

Expected Pricing Date*

Settlement Date*

Maturity Date*

CUSIP No.

June , 2009

July , 2009

June , 2011

Accelerated Return Notes®

3-to-1 upside exposure to increases in the level of the S&P GSCI™ – Excess Return, subject to a cap of 34.00% to 38.00%

A maturity of approximately 24 months

1-to-1 downside exposure, with no downside limit

No periodic interest payments

No listing on any securities exchange

This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

Summary

The Accelerated Return Notes® Linked to the S&P GSCI™ – Excess Return, due June     , 2011 (the “ARNs”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the level of the S&P GSCI™ – Excess Return (the “Index”) increases moderately from the Starting Value of the Index to the Ending Value of the Index, determined on the calculation day. Because these ARNs provide for having the Starting Value determined as the lowest closing level of the Index over a period of approximately two months, as further described below, the maximum return investors can earn on these ARNs, as represented by the Capped Value, will be lower than the return on Accelerated Return Notes® linked to the Index without this feature. Investors must be willing to forgo interest payments on the ARNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the ARNs.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-2.

Terms of the ARNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 24 months
Market Measure:	S&P GSCI™ – Excess Return (Index symbol: “SPGCCIP <Index>”)
Starting Value:	The lesser of (a) the closing level of the Index on the pricing date and (b) the lowest closing level of the Index on any Market Measure Business Day during the Starting Value Determination Period (as defined below). If a Market Disruption Event occurs on the pricing date or on any Market Measure Business Day during the Starting Value Determination Period, the level of the Index for the pricing date or for that Market Measure Business Day, as applicable, will be determined as more fully described below in “Other Terms of the ARNs” on page TS-6 of this term sheet. The actual Starting Value will be determined after the expiration of the Starting Value Determination Period and will be provided or otherwise made available to the investors in the ARNs after the Starting Value has been determined.
Starting Value Determination Period:	The period from and including the Market Measure Business Day immediately following the pricing date to and including the day that is approximately two months following the pricing date (or if that day is not a Market Measure Business Day, the immediately following Market Measure Business Day). The final date of the Starting Value Determination Period will be set forth in the final term sheet made available in connection with sales of the ARNs.
Ending Value:	The closing level of the Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described in product supplement ARN-2.
Capped Value:	$13.40 to $13.80 per unit of the ARNs, which represents a return of 34.00% to 38.00% over the Original Offering Price. The actual Capped Value of the ARNs will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the ARNs.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately prior to the maturity date, determined as of the pricing date and set forth in the final term sheet that will be made available in connection with sales of the ARNs.
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the ARNs

On the maturity date, you will receive a cash payment per unit of the ARNs (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the ARNs, based upon the Participation Rate of 300% and a hypothetical Capped Value of $13.60 (a 36.00% return), the midpoint of the Capped Value range of $13.40 to $13.80. The green line reflects the hypothetical returns on the ARNs, while the dotted gray line reflects the hypothetical returns of a hypothetical direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 300%, a hypothetical Starting Value of 386.5157 (the closing level of the Index on May 21, 2009), and a hypothetical Capped Value of $13.60 (per unit), the midpoint of the range of $13.40 and $13.80:

Example 1 — The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value:	386.5157
Hypothetical Ending Value:	309.2126

$10 ×	(309.2126)	= $8.00
386.5157

Redemption Amount (per unit) = $8.00

Example 2 — The hypothetical Ending Value is 102% of the hypothetical Starting Value:

Hypothetical Starting Value:	386.5157
Hypothetical Ending Value:	394.2460

$10 +	[	$10 × 300% x	(394.2460 - 386.5157)	]	= $10.60
386.5157

Redemption Amount (per unit) = $10.60

Example 3 — The hypothetical Ending Value is 150% of the hypothetical Starting Value:

Hypothetical Starting Value:	386.5157
Hypothetical Ending Value:	579.7736

$10 +	[	$10 × 300% x	(579.7736 - 386.5157)	]	= $25.00
386.5157

Redemption Amount (per unit) = $13.60 (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for a hypothetical Starting Value of 386.5157 (the closing level of the Index on May 21, 2009) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the ARNs (rounded to two decimal places);
▪	the total rate of return to holders of the ARNs;
▪	the pretax annualized rate of return to holders of the ARNs; and
▪	the pretax annualized rate of return of a hypothetical direct investment in the components of the Index.

The table below assumes a hypothetical Capped Value of $13.60 (per unit), the midpoint of the Capped Value range of $13.40 and $13.80.

Hypothetical Ending Value	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the ARNs	Pretax Annualized Rate of Return on the ARNs(1)	Pretax Annualized Rate of Return of a Hypothetical Direct Investment in the Components of the Index(1)(2)
193.2579	-50.00%	$5.00	-50.00%	-31.82%	-31.82%
231.9094	-40.00%	$6.00	-40.00%	-23.98%	-23.98%
270.5610	-30.00%	$7.00	-30.00%	-17.06%	-17.06%
309.2126	-20.00%	$8.00	-20.00%	-10.85%	-10.85%
347.8641	-10.00%	$9.00	-10.00%	-5.20%	-5.20%
371.0551	-4.00%	$9.60	-4.00%	-2.03%	-2.03%
378.7854	-2.00%	$9.80	-2.00%	-1.01%	-1.01%
386.5157(3)	0.00%	$10.00	0.00%	0.00%	0.00%
394.2460	2.00%	$10.60	6.00%	2.93%	0.99%
401.9763	4.00%	$11.20	12.00%	5.75%	1.97%
425.1673	10.00%	$13.00	30.00%	13.56%	4.82%
463.8188	20.00%	$13.60(4)	36.00%	15.98%	9.33%
502.4704	30.00%	$13.60	36.00%	15.98%	13.56%
541.1220	40.00%	$13.60	36.00%	15.98%	17.55%
579.7736	50.00%	$13.60	36.00%	15.98%	21.34%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from May 25, 2009 to May 25, 2011, a term expected to be similar to that of the ARNs.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the components of the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on May 21, 2009. This table assumes that 386.5157 will be the lowest level of the Index during the Starting Value Determination Period. The actual Starting Value will be determined after the expiration of the Starting Value Determination Period.

(4)	The Redemption Amount per unit of the ARNs cannot exceed the hypothetical Capped Value of $13.60 (the midpoint of the range of $13.40 and $13.80). The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the ARNs.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Risk Factors

An investment in the ARNs involves significant risks. The following is a list of certain of the risks involved in investing in the ARNs. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections included in product supplement ARN-2 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return may be less than a comparable investment directly in the Index or its components (the “Index Commodities”).

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪	In seeking to provide you with what we believe to be commercially reasonable terms for the ARNs, we have considered the costs of developing, hedging, and distributing the ARNs.

▪	A trading market is not expected to develop for the ARNs.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	S&P may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.

▪	Ownership of the ARNs will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index.

▪

If you attempt to sell ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of ARNs.

▪	The prices of the Index Commodities may change unpredictably, affecting the value of your ARNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the Index Commodities and related futures markets may adversely affect the value of the ARNs.

▪	The ARNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the ARNs and their market value.

▪	Our business activities relating to the Index Commodities may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of ARNs are uncertain, and may be adverse to a holder of ARNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Risk Factors

The Index Commodities are concentrated in a limited number of sectors. The Index is designed to reflect the return on futures contracts on different exchange-traded physical commodities, and it is less diversified than funds or investment portfolios investing in a broader range of products. As a result, the market price of the ARNs could be subject to greater volatility. Subject to the eligibility requirements, the exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy, metals, agricultural products, and livestock. As a result, an investment in the ARNs may carry risks similar to a concentrated securities investment in a limited number of industries or sectors. See “The Index—Contract Eligibility Requirements.”

Higher futures prices of the Index Commodities relative to their current prices may decrease the Redemption Amount. The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration date. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts (putting aside other considerations) is in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation most likely will not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Index and, accordingly, decrease the Redemption Amount.

The ARNs are linked to the S&P GSCI™ – Excess Return and not the S&P GSCI™ – Total Return. The Index reflects returns that are potentially available through an investment in uncollateralized nearby commodity futures contracts. In contrast, the S&P GSCI™ – Total Return is a total return index which, in addition to reflecting the same returns of the Index, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the ARNs are linked to the S&P GSCI™ – Excess Return and not the S&P GSCI™ – Total Return, the Redemption Amount will not reflect this total return feature.

Other Terms of the ARNs

Occurrence of a Market Disruption Event on the Pricing Date

The provisions of this section supersede and replace the information related to the determination of the Initial Market Measure Value set forth in the section “Description of ARNs—Market Disruption Events—Commodity-Based Market Measures” set forth in product supplement ARN-2.

In the event a Market Disruption Event occurs on the pricing date, the calculation agent will establish an initial value for the Index (the “Initial Index Value”) and the “Pricing Date Index Value” for the Index as follows:

(1)	With respect to each commodity or futures contract, the value of which is tracked by the Index and which is not affected by the Market Disruption Event (an “Unaffected Commodity Component”), both the Initial Index Value and the Pricing Date Index Value will be based on the exchange published settlement price of such Unaffected Commodity Component on the pricing date.

(2)	With respect to each commodity or futures contract, the value of which is tracked by the Index and which is affected by a Market Disruption Event (an “Affected Commodity Component”):

a.	The calculation agent will establish the Initial Index Value on the pricing date based on (i) the above-referenced settlement price of each Unaffected Commodity Component and (ii) the last exchange published settlement price for each Affected Commodity Component on the pricing date.

b.	The calculation agent will adjust the Initial Index Value for purposes of determining the Pricing Date Index Value based on the exchange published settlement price of each Affected Commodity Component on the first Market Measure Business Day following the pricing date on which no Market Disruption Event occurs with respect to such Affected Commodity Component. In the event that a Market Disruption Event occurs with respect to any Affected Commodity Component on the first and second scheduled Market Measure Business Day following the pricing date, the calculation agent (not later than the close of business in New York, New York on the second scheduled Market Measure Business Day following the pricing date) will estimate the price of such Affected Commodity Component used to determine the Pricing Date Index Value in a manner that the calculation agent considers commercially reasonable under the circumstances.

c.	The final term sheet will set forth the Initial Index Value, a brief statement of the facts relating to the establishment of the Initial Index Value (including a description of the relevant Market Disruption Event(s)), and the Pricing Date Index Value.

(3)	The calculation agent will determine the Initial Index Value by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2) above using the then current method for calculating the Index. The exchange on which a commodity or futures contract, the value of which is tracked by the Index, is traded for purposes of the above definition means the exchange used to value such contract for the calculation of the Index.

Occurrence of a Market Disruption Event during the Starting Value Determination Period

If a Market Disruption Event occurs on any Market Measure Business Day during the Starting Value Determination Period (any such day being a “Market Disruption Day”), the calculation agent will establish the closing level of the Index for such Market Disruption Day as follows:

•	The closing level of the Index for the applicable Market Disruption Day will be disregarded, except as set forth below.

•

Notwithstanding the foregoing, if a Market Disruption Event occurs for three consecutive scheduled Market Measure Business Days during the Starting Value Determination Period, then the closing level of the Index on the first such Market Disruption Day will be determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances on the third of those Market Disruption Days.

•

If a Market Disruption Event occurs on the final date of the Starting Value Determination Period, then the closing level of the Index for that day will be the closing level of the Index on the first scheduled Market Measure Business Day thereafter, provided that no Market Disruption Event occurs or is continuing on that day. If a Market Disruption Event occurs on the final date of the Starting Value Determination Period and on the first two scheduled Market Measure Business Days thereafter, the calculation agent will determine the closing level of the Index as of that final date on the second scheduled Market Measure Business Day after that final date.

Solely for purposes of the Starting Value Determination Period, “Market Disruption Event” means one or more of the following events, as determined by the calculation agent:

(1)	a material limitation, suspension, or disruption of trading in one or more Index components which results in a failure by the exchange on which each applicable Index component is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues;

(2)	failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any Index component; or

(3)	any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the ARNs.

Discontinuance of the Market Measure

The section entitled “Description of ARNs—Discontinuance of a Market Measure” in product supplement ARN-2, as applicable to the determination of the Ending Value on the scheduled calculation day, shall apply to the same extent and in the same manner to the determination of the Starting Value during the Starting Value Determination Period.

Events of Default and Acceleration

If an event of default with respect to the ARNs has occurred and is continuing during the Starting Value Determination Period, the Starting Value shall be calculated as though the final date of the Starting Value Determination Period were the date immediately preceding the occurrence of the Event of Default.

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪

You are willing to forgo the higher capped value that would apply to an investment in a different issuance of Accelerated Return Notes® linked to the Index in which the Starting Value was determined on the pricing date and could not be lower than the closing level of the Index on the pricing date.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of any rights with respect to any commodities or futures contracts included in or tracked by the Index.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our perceived creditworthiness.

The ARNs may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the Index will not increase sufficiently over the term of the ARNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 34.00% and 38.00% over the Original Offering Price.

▪

You seek a higher capped value that would apply to an investment in a different issuance of Accelerated Return Notes® linked to the Index in which the Starting Value was determined on the pricing date and could not be lower than the closing level of the Index on the pricing date.

▪	You seek interest payments or other current income on your investment.

▪	You want to have rights with respect to the commodities and futures contracts included in or tracked by the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

Other Provisions

We may deliver the ARNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the ARNs occurs more than three business days from the pricing date, purchasers who wish to trade ARNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

MLPF&S is acting as our selling agent for this offering. MLPF&S will not receive any commission in connection with the sale of the ARNs.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of NASD Rule 2720. In the original offering of the ARNs, the ARNs will be sold in minimum investment amounts of 5,000 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the ARNs but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

The S&P GSCI™ – Excess Return

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of S&P discontinuing publication of the Index are discussed in the section of product supplement ARN-2 entitled “Description of ARNs—Discontinuance of a Market Measure.” Neither we, the calculation agent, nor MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The S&P GSCI™ – Excess Return is a composite index of commodity sector returns representing an unleveraged, long-only investment in commodity futures that is broadly diversified across the spectrum of commodities. The returns are calculated on a fully collateralized basis with full reinvestment. The combination of these attributes is intended to provide investors with a representative and realistic picture of realizable returns attainable in the commodities markets.

Individual components qualify for inclusion in the Index on the basis of liquidity and are weighted by their respective world production quantities.

The Goldman Sachs Group, Inc. (the “Goldman Group”) first began publishing the Index in 1991. In addition, although the Index was not published prior to that time, the Goldman Group calculated the historical value of the Index and related indices beginning on January 2, 1970, based on actual prices from that date forward and the selection criteria, methodology, and procedures in effect during the applicable periods of calculation (or, in the case of all calculation periods prior to 1991, based on the selection criteria, methodology, and procedures adopted in 1991). The Index was normalized to a value of 100 on January 2, 1970, in order to permit comparisons of the value of the Index to be made over time. S&P acquired the Index in February 2007.

Index Methodology

The Index Methodology is divided into five substantive sections: (1) the selection criteria for inclusion of contracts in the Index; (2) the methodology for determining the weight of each contract; (3) the methodology for determining the contract expirations of each contract included in the Index; (4) the methodology for determining the normalizing constant used in calculating the value of the Index; and (5) the methodology for calculating the value of the Index. Together, these elements determine the value of the Index on any given day, which is equal to the total dollar weight of the Index divided by a normalizing constant that assures the continuity of the Index over time. The 2009 normalizing constant of 6,083.663 replaced the old 2008 normalizing constant of 5,922.637 beginning with the first roll date on January 8, 2009.

Index Committee

The Index Committee (the “Committee”) oversees the daily management and operations of the Index, and is responsible for all analytical methods and calculation in the sub-indices of the Index. The Committee is comprised of three full-time professional members of S&P’s staff and two members of the Goldman Group. At each meeting, the Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for addition to an index, and any significant market events. In addition, the Committee may revise index policy covering rules for selecting commodities, or for other matters.

S&P has established an Index Advisory Panel (the “Panel”) to assist it in connection with the operation of the Index. The Panel meets on an annual basis and at other times at the request of the Committee. The principal purpose of the Panel is to advise the Committee with respect to, among other things, the calculation of the Index, the effectiveness of the Index as a measure of commodity futures market performance, and the need for changes in the composition or methodology of the Index. The Panel acts solely in an advisory and consultative capacity and does not make any decisions with respect to the composition, calculation, or operation of the Index.

Contract Eligibility Requirements

To be eligible for inclusion in the Index, a commodity futures contract (a “Contract”) must:

(i)	be based on a physical commodity and may not be based on a financial commodity;

(ii)	have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified time period, in the future;

(ii)	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;

(iv)	be denominated in U.S. dollars;

(v)	be traded on or through a trading facility that has its principal place of business in a country that is a member of the Organization for Economic Cooperation and Development that:

(a)	makes price quotations generally available to its members in a manner that provides reasonably reliable indications of the level of the particular market at any given point in time;

(b)	makes reliable trading information available to S&P so that S&P can make monthly determinations;

(c)	accepts bids and offers from multiple participants or price providers; and

(d)	is accessible to a sufficiently broad range of participants;

(vi)	include a reference or benchmark price that has been available on a continuous basis for at least two years prior to the proposed date of inclusion, provided that in appropriate circumstances, S&P, in consultation with the Committee, may determine that a shorter time period is sufficient or that historical reference prices for that Contract may be derived from Reference Price for a similar or related Contract;

(vii)	include a reference price for that Contract which must be published between 10:00 AM and 4:00 PM in New York City, on each business day on which the relevant trading facility is open and trades in the Contract;

(viii)	have available volume data for at least three months immediately preceding the date on which the determination is made;

(ix)	be traded over a sufficient time period on each day so as to sufficiently support the tradability of the Index taken as a whole; and

(x)	satisfy volume trading requirements and certain percentage dollar weight requirements.

Twenty-four contracts currently satisfy the eligibility requirements for inclusions in the Index.

Trading Facility	Commodity (Contract)	Ticker	2008 Contract Production Weight	2009 Contract Production Weight	2009 Average Contract Reference Price ($)	2008 Percentage Dollar Weight	2009 Percentage Dollar Weight	Total Dollar Traded Value (USD bn)	2009 Trading Volume Multiple
CBT	Wheat (Chicago)	W	17,608.84	18,284.84	8.724	3.40%	3.87%	890.7	115

KBT	Wheat (Kansas)	KW	4,038.438	3,648.020	9.056	0.79%	0.80%	184.5	115

CBT	Corn	C	25,047.14	26,040.59	5.294	3.30%	3.34%	1,533.3	229

CBT	Soybeans	S	6,727.534	7,134.814	12.749	1.84%	2.20%	2,368.7	537

ICE – US	Coffee “C”	KC	16,531.1	16,402.2	1.380	0.69%	0.55%	288.8	263

ICE – US	Sugar#11	SB	321,233.7	326,600.0	0.117	1.23	0.93%	358.0	192

ICE – US	Cocoa	CC	3.47784	3.60258	2,487.083	0.22	0.22%	91.1	210

ICE – US	Cotton #2	CT	44,904.52	46,706.92	0.699	0.90	0.79%	237.7	150

CME	Lean Hogs	LH	60,793.40	63,629.95	0.663	1.53	1.02%	222.5	109

CME	Cattle (Live)	LC	80,690.59	87,753.95	0.977	2.74	2.08%	361.5	87

CME	Cattle (Feeder)	FC	13,826.24	14,720.39	1.097	0.54	0.39%	68.1	87

NYM / ICE	Oil (WTI Crude)	WTI	14,822.0	15,418.2	106.367	35.32	39.75%	20,049.7	252

NYM	Oil (#2 Heating)	HO	69,165.06	67,072.57	2.962	4.68	4.82%	2,429.1	252

NYM	Oil (RBOB)	RB	66,013.97	71,853.63	2.703	4.55	4.71%	2,374.2	252

ICE – UK	Oil (Brent Crude)	BRT	5,373.649	5,364.404	105.194	13.04	13.68%	6,898.9	252

ICE – UK	Oil (Gasoil)	GO	216.2461	225.6823	952.521	4.55	5.21%	2,628.1	252

NYM / ICE	Natural Gas	NG	28,870.6	28,781.3	9.207	7.48	6.42%	6,795.1	529

LME	Aluminum (High Gd. Prim.)	IA	34.922	36.198	2,764.229	3.49	2.43%	3,098.6	639

LME	Copper – Grade A	IC	15.46	15.84	7,877.021	4.01	3.02%	4,612.7	763

LME	Standard Lead	IL	6.752	7.030	2,690.417	0.52	0.46%	391.0	426

LME	Primary Nickel	IN	1.20	1.24	26,232.083	1.64	0.79%	729.2	462

LME	Zinc (Special High Grade)	IZ	9.672	10.008	2,352.146	1.29	0.57%	858.1	752

CMX	Gold	GC	81.5343	80.7627	869.975	1.95	1.70%	3,196.1	938

CMX	Silver	SI	605.7201	622.4385	16.177	0.29	0.24%	733.4	1,502

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the Index, of the applicable daily contract reference price on the relevant contract, multiplied by the appropriate contract production weight (“CPW”) and the appropriate “roll weight,” divided by the total dollar weight of the Index on the preceding day, minus one.

The total dollar weight of the Index is the sum of the dollar weight of each of the underlying commodities. The dollar weight of each commodity on any given day is equal to the product of (i) the daily contract reference price, (ii) the appropriate CPW, and (iii) during a roll period, the appropriate “roll weight” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant Index calculation.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. Since the Index is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the Index also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the Index is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in that event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on that price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

Contract Expirations

Because the Index is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.” The contract expirations included in the Index for each commodity during a given year are designated by S&P, in consultation with the Panel, provided that each such contract must be an “active contract.” For this purpose, an “active contract” is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the Index will be calculated during the remainder of the year in which the deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the Index. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the Index.

The following graph sets forth the monthly historical performance of the Index in the period from January 2004 through April 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the ARNs may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the ARNs. On May 21, 2009, the closing level of the Index was 386.5157.

Before investing in the ARNs, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

S&P does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. S&P shall have no liability for any errors, omissions, or interruptions in the Index. S&P makes no warranty, express or implied, as to results to be obtained by MLPF&S, us, holders of the ARNs or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages, including lost profits, even if notified of the possibility of these damages.

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Index in connection with this offering. The license agreement provides that the following language must be stated in this term sheet:

The ARNs are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the ARNs or any member of the public regarding the advisability of investing in securities generally or in the ARNs particularly or the ability of the Index to track general commodity market performance. S&P’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the Index which is determined, composed, and calculated by S&P without regard to MLPF&S, us or the ARNs. S&P has no obligation to take the needs of MLPF&S, our needs or the needs of the holders of the ARNs into consideration in determining, composing, or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the ARNs, prices at which the ARNs are to initially be sold, or quantities of the ARNs to be issued or in the determination or calculation of the equation by which the ARNs are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the ARNs.

The Index is not owned, endorsed, or approved by or associated with The Goldman Sachs Group, Inc. or its affiliated companies.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following:

▪

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the Index that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Index.

▪

Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2, which you should carefully review prior to investing in the ARNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the Index that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Index. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the Index for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the ARNs.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement ARN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity. Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined in product supplement ARN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. On December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003416/g18702p4e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the ARNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.